EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)	Fiscal years ended
	December 29, 2002	December 28, 2003	January 2, 2005	January 1, 2006	December 31, 2006
Income before provision for income taxes	$96,173	$62,435	$100,060	$173,251	$160,425
Fixed charges	71,878	86,363	74,642	61,846	67,951

Earnings as defined	$168,051	$148,798	$174,702	$235,097	$228,376
Fixed charges (1):
Interest expense	$60,321	$74,678	$61,068	$48,755	$55,011
Portion of rental expense representative of interest	11,557	11,685	13,574	13,091	12,940

Total fixed charges	$71,878	$86,363	$74,642	$61,846	$67,951
Ratio of earnings to fixed charges	2.3x	1.7x	2.3x	3.8x	3.4x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).